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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
Big Sky Energy Corporation
(Name of Issuer)
common shares
(Title of Class of Securities)
089544100
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☑      Rule 13d-1(c)

         ☐      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person‘s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	089544100

1	Names of Reporting Persons: ARC Energy Venture Fund 4

	I.R.S. Identification Nos. of above persons (entities only):
	98-0430224

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only:

4	Citizenship or Place of Organization:

	Canada

	5	Sole Voting Power:

Number of		11,500,000

Shares	6	Shared Voting Power:
Beneficially
Owned by		0

Each	7	Sole Dispositive Power:
Reporting
Person		11,500,000

With:	8	Shared Dispositive Power:

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	11,500,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	7.88% (This percentage has been calculated based on 145,848,697 shares of common stock issued and outstanding, which is the sum of 142,348,697 share reported issued and outstanding in the Schedule 14/A of the issuer filed on February 8, 2006 (wherein the reporting person was listed as owning 8,000,000 shares), plus 3,500,000 shares acquired by the reporting person on December 19, 2005).

12	Type of Reporting Person (See Instructions):

	PN
Item 1.
(a)	Name of Issuer

Big Sky Energy Corporation

(b)	Address of Issuer’s Principal Executive Offices

1980, 440 – 2nd Avenue S.W. Calgary, AB, Canada T2P 5E9

Item 2.
(a)	Name of Person Filing

ARC Energy Venture Fund 4

(b)	Address of Principal Business Office or, if none, Residence

4300, 400 – 3rd Avenue S.W. Calgary, AB, Canada T2P 4H2

(c)	Citizenship

Canada

(d)	Title of Class of Securities

common shares

(e)	CUSIP Number

089544100
Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.     Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

11,500,000

(b)	Percent of class:

7.88% (This percentage has been calculated based on 145,848,697 shares of common stock issued and outstanding, which is the sum of 142,348,697 share reported issued and outstanding in the Schedule 14/A of the issuer filed on February 8, 2006 (wherein the reporting person was listed as owning 8,000,000 shares), plus 3,500,000 shares acquired by the reporting person on December 19, 2005).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

11,500,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

11,500,000

(iv)	Shared power to dispose or to direct the disposition of:

0
Item 5.     Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.

Item 8.     Identification and Classification of Members of the Group
     Not applicable.
Item 9.     Notice of Dissolution of Group
     Not applicable.
Item 10.     Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 16, 2006

Date

ARC ENERGY VENTURE FUND 4 By ARC Equity Management (Fund 4) Ltd., its Fund Manager
By:	/s/ Robert Cook
	Name:	Robert Cook
	Title:	Vice President